GARTMORE VARIABLE INSURANCE TRUST
                                 1200 River Road
                             Conshohocken, PA 19482

December  9,  2003

VIA  EDGAR  SUBMISSION

U.S.  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  DC  20549

Re:     Gartmore  Variable  Insurance  Trust
        SEC  File  Nos.  2-73024,  811-3213
        CIK  No.:  #0000353905
        Accession  No.:  0000936329-03-000157

Dear  Sir  or  Madam:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Gartmore Variable Insurance Trust (the "Trust") hereby requests withdrawal of the above-referenced filing (the "Filing").

     The Trust submitted the Filing as an amendment under Rule 485(a) (Form Type "485APOS") on July 17, 2003. The Filing relates to the registration of two new series of the Trust, the Gartmore GVIT Long-Short Equity Plus Fund and the Gartmore GVIT Leaders Long-Short Fund (the "New Funds").

     Please be advised that the Trust no longer wishes to offer shares of the New Funds and respectively requests that the Filing be withdrawn under "Form AW". No securities of the New Funds have been issued or sold.

     Questions  related  to  this  filing  should be directed to my attention at
(614)  249-2019.

Very  truly  yours,

Gartmore  Variable  Insurance  Trust

/s/  Elizabeth  A.  Davin
     Elizabeth  A.  Davin,  Assistant  Secretary